EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on November 12, 2026 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Press release in connection with the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2026;

(b)
Declaration of a cash dividend of P12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending December 15, 2026 and payable on December 15, 2026 to the holder of record as of November 24, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of the dividend declared;

(c)
Election of a director;

(d)
Promotion of an executive to an officer position;

(e)
Appointment of the Assistant Corporate Secretary; and

(f)
Extension of employment of an officer.

26

November 12, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Marigel B. Garcia

Head – Issuer Regulation Division

Securities and Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2026.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victoria-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,320 As of October 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 12, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No.: 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 12, 2026, the Board approved the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2026.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victoria-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

November 12, 2026

PRESS RELEASE

9M2026 FINANCIAL AND OPERATING RESULTS

WITH COMPARATIVES FOR 2025

CONSOLIDATED GROSS SERVICE REVENUES UP 2% TO ₱161.2 B IN 9M 2026

NET SERVICE REVENUES (NSR) GREW 1% TO ₱146.9 B; EXCLUDING REVENUES FROM LEGACY SERVICES, NSR UP 2%

DATA AND BROADBAND

ACCOUNT FOR 86% OF NSR AT ₱126.5 B

CONSOLIDATED EBITDA ROSE 1% TO ₱83.2 B

EBITDA MARGIN STABLE AT 52%

NET FINANCING COSTS DOWN 2%, CASH OPEX GROWTH CONTAINED AT 1% DESPITE INTEREST RATE AND INFLATION PRESSURES

CORE INCOME AT ₱24.4 B

WIRELESS CONSUMER REVENUES UP 1% ₱63.5 B

WIRELESS CONSUMER DATA REVENUES AT ₱58.7 B, UP 3%

FIXED WIRELESS REVENUES UP 14%

FIBER REVENUES TOTALED ₱43.9 B

FIBER MADE UP 98% OF TOTAL HOME REVENUES OF ₱44.8 B

ENTERPRISE REVENUES SUSTAINED MOMENTUM AT ₱37.2 B CORP DATA/ICT/WIRELESS REVENUES AT ₱31.2 B, RISING 8% ICT REVENUES GREW 6%

9M 2026 CAPEX AT ₱36.6 B FROM ₱43.0 B LAST YEAR

POSITIVE FREE CASH FLOW SUSTAINED

MAYA CONTRIBUTION TO PLDT CORE INCOME UP 39%

PLDT ACHIEVES RECORD-HIGH S&P GLOBAL CSA SCORE OF 80/100, MAINTAINS “LEADER” STATUS IN CHILD RIGHTS UNDER GLOBAL BENCHMARK

MANILA, Philippines 12th November 2026 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) reported Gross Service Revenues of ₱161.2 billion for the first nine (9) months of 2026, up 2% year on year. Net Service Revenues, net of interconnect costs, grew 1% to

₱146.9 billion and 2% excluding legacy services. Enterprise leads revenue growth, while

Wireless Consumer returned to growth in the third quarter. Data and broadband reached

₱126.5 billion, accounting for 86% of Net Service Revenues versus 85% last year.

Despite inflationary pressures, PLDT limited the increase in cash operating expenses, subsidies and provisions to 1%. Revenue growth and cost discipline lifted consolidated EBITDA by 1% to ₱83.2 billion, EBITDA margin held steady at 52%.

Higher EBITDA and a 2% year-on-year decline in net financing costs helped cushion the impact of higher depreciation. Telco core income was ₱23.5 billion. A higher contribution from Maya and gains from asset sales supported consolidated core income of ₱24.4 billion, down 4% year on year. Reported net income was ₱21.7 billion.

Capital expenditure was lower by 15% to ₱36.6 billion from ₱43.0 billion a year earlier. Capex intensity declined to 23% from 27%, and free cash flow remained positive for the period.

Consolidated Net Debt declined to ₱285.6 billion at end-September from ₱287.3 billion at end-June, while Net Debt-to-EBITDA registered at 2.6x. Gross Debt stood at ₱300.2 billion, 53% maturing after 2031. U.S. dollar-denominated debt accounted for 14% of Gross Debt, while unhedged debt represented 6% of total debt. PLDT also continued to actively manage its funding costs, working with bank partners to negotiate more favorable spreads and tenors on benchmark-linked borrowings, helping keep net financing costs steady quarter-on-quarter. PLDT remains investment grade, rated Baa2 by Moody’s and BBB by S&P Global.

“We managed to grow revenues in a tough market, a tougher environment. We obviously have a lot of work ahead of us. We’ve invested in our network, our technology, and our people. Now we need to turn those investments into better service for our customers and stronger growth for the business,” said Manuel V. Pangilinan, PLDT and Smart Chairman and CEO.

Wireless Consumer returns to growth as ARPU improves

Wireless Consumer revenues rose 1% year on year to ₱63.5 billion in the first nine months of 2026. Mobile data and fixed wireless access (FWA) revenues grew 3% year on year to ₱58.7 billion, accounting for 92% of segment revenues.

After a broadly flat first half, Wireless Consumer returned to growth in the third quarter. Revenues reached ₱21.5 billion, up 2% quarter on quarter and 3% year on year. Mobile data and FWA revenues grew 3% from the second quarter.

Blended monthly average revenue per user (ARPU) reached ₱120 in the third quarter, up 3% from the second quarter and 1% year on year. Blended prepaid ARPU rose 3% quarter on quarter to ₱107. Changes to prepaid offers, more targeted promotions and 5G upgrades introduced earlier in the year helped strengthen customer engagement and improve monetization.

Data adoption and usage continued to expand. Total data traffic increased 14% to 5,029 petabytes, while active data users reached 44.3 million at end-September, compared with

42.4 million a year earlier. The number of 5G-capable individual devices increased to 12.9 million, representing 22% of individual devices, up from 18% a year earlier.

Home remains focused on restoring growth momentum

PLDT Home's total revenues came in at ₱44.8 billion in the first nine (9) months of 2026, supported by a fiber subscriber base (postpaid and prepaid) of 3.8 million as of end-September.

PLDT Home rolled out Fiber Prepaid in phases, refining how it connects customers and lowering subscriber acquisition costs. Those improvements have put the company in a position to expand the service to more households as consumer needs evolve and household budgets remain under pressure.

More than 65% of new Fiber Prepaid subscribers have reloaded their service. Fiber Prepaid subscribers more than doubled year-on-year from a small base.

To sustain this momentum, PLDT Home is expanding its dedicated prepaid fiber sales and installation network through key nationwide partnerships.

PLDT Home continues to enhance its postpaid offerings to deliver greater value to households. In July, it reintroduced Fiber Unli All, bringing unlimited fiber broadband, Cignal TV, HBO Max, Smart mobile data and unlimited calls into one subscription. The bundle makes it easier for families to manage the services they use every day.

Through PLDT Home Life, the company is expanding its offerings beyond connectivity. It partnered with mWell, Philippines' first all-in-one health and wellness super-app, which allows users consult doctors online, access mental health support and track activity and sleep. Eligible Home Fiber subscribers can add the mWell Family Plan 399 for ₱399 a month, covering up to four family members.

PLDT Home is also strengthening its Loyalty and Rewards program to deepen customer engagement and support retention. Together with Smart Communications, it announced a partnership with Capillary Technologies to bring loyalty and rewards together across the Group’s customer platforms.

Through its At Your Service program, PLDT Home helped communities affected by severe weather in the third quarter stay connected. Its teams provided free internet access, calls and device charging. PLDT Home also supported recovery with free installations, speed boosts and expedited service repairs.

Recognizing the growing role of the internet in children's learning, entertainment, gaming, and social interactions, PLDT Home also continued to champion safer digital environments for Filipino families through its online advocacy program, Online Alerto. The company participated in the Safe Online Space Forum, part of the PLDT Group's broader efforts to strengthen multi-stakeholder collaboration in protecting children online. The forum brought together representatives from government, law enforcement, telecommunications companies, digital platforms, schools, child-protection organizations, mental health experts, parents, and other stakeholders to discuss practical approaches to strengthening online safety and protection for Filipino children.

Enterprise delivers sustained revenue growth

PLDT Enterprise led the Group’s service revenue growth in the first nine months of 2026 with net service revenues up 4% to ₱37.2 billion. Higher usage of enterprise wireless services, new international connectivity, and growth in data center services drove the increase. Excluding legacy services, net service revenues grew 8% to ₱31.2 billion.

PLDT Fixed business delivered solid underlying growth, with revenues excluding Legacy up 5%, driven by a strong 23% increase in International Data, including PLDT Global, and continued momentum in Managed SD-WAN and Network Security, up 10%. This sustained performance in high-growth connectivity and digital solutions helped offset legacy declines, keeping overall Fixed revenues stable.

Smart's Enterprise Wireless revenues grew 16%, powered by strong A2P Messaging and continued growth across Enterprise Postpaid, BizLoad, Wireless Broadband and IoT. Smart also expanded its reach through the DICT Bayanihan program, bringing mobile internet services to previously underserved communities in the country. 5G Fixed Wireless Access and IoT continue to gain momentum, with IoT adoption expanding across telemetry, diagnostics and asset management, strengthened by a new IoT platform launch in September 2026.

PLDT's ICT business sustained positive growth momentum with revenues growing 6% year-on-year, supported by strong demand for cloud, data, AI and DC Solutions. ePLDT’s

Infrastructure-as-a-Service (IaaS) revenues increased by 40% while Data and AI solutions grew 19%, driven by demand among organizations across the private sector, namely BFSI, utilities, retail—on top of the public sector modernizing their IT environments, strengthening operational resilience and accelerating digital transformation.

Meanwhile, the VITRO data center portfolio grew 11% year-on-year, driven by 10% growth in colocation and 15% in connectivity revenues across key segments such as enterprise, hyperscale, and the public sector.

With the implementing rules and regulations of EO 119 anticipated, interest in data center solutions continues to grow in the public sector as agencies aim for earlier compliance. Early adopters such as the Commission on Elections have long leveraged data center infrastructure, as highlighted in the recently concluded historic BARMM elections, where election servers were hosted in both VITRO Makati 2 and Parañaque.

Growing public interest is creating a ripple effect in the hyperscale and AI segments, with a steady inflow of colocation demand from both. VITRO is prepared to serve this demand with a total of 44MW of IT power available by year-end.

ePLDT also partnered with the Procurement Service of the Department of Budget (PS-DBM) and Management to make Amazon Web Services (AWS) cloud and AI services available to government agencies through the PS-DBM eMarketplace – the government’s first and official electronic commerce platform.

PLDT Global Enterprise revenues rose 36% to ₱2.3 billion, supported by hyperscaler demand for high-capacity connectivity and engagements with global digital and content platforms.

Network: Connecting GIDAs, boosting network resilience

The PLDT Group continued investing in its fiber and wireless infrastructure to enhance reliability and service quality across the Philippines. As of end-September 2026, the Group’s fiber network spans approximately 1.26 million cable kilometers of domestic and international fiber.

In the third quarter, PLDT and Smart fired up 260 new sites, including 6 sites in geographically isolated and disadvantaged areas (GIDAs). Additionally, the company also continued to explore technologies to boost network resilience and expand coverage, including laser-based wireless backhaul as an alternative to fiber, and direct-to-device (D2D) satellite connectivity for remote areas.

In a successful test in Taguig, for example, the laser-based wireless backhaul operated during heavy Habagat rainfall and enabled rapid service restoration following a fiber cut, demonstrating its potential as 5G backhaul in disaster recovery scenarios.

In another test, Smart successfully tested D2D satellite connectivity using LTE smartphones aboard vessels on the Batangas-Calapan maritime route, demonstrating the technology’s ability to complement terrestrial coverage, especially in coastal and remote areas, thereby strengthening emergency and disaster communications and connectivity resilience.

PLDT and Smart, through their Open API initiative built on GSMA Open Gateway-certified network APIs, are also offering SmartSafe Fraud Management, which gives banks, e-wallets, and digital platforms network-grade intelligence to stop fraud before it reaches their customers. In real time, SmartSafe detects recent SIM or device changes (NetIdentity), overseas roaming (RoamStatus), and mismatches between a phone’s actual location and the location claimed in a transaction (GeoCheck), while SilentAccess verifies customers in the background without SMS one-time passwords. Together, these tools help financial institutions prevent account takeovers and comply with BSP Circular No. 1213 and AFASA (Republic Act No. 12010), reinforcing PLDT and Smart’s commitment to a safer digital Philippines.

Maya Sustains Growth and Profitability in Q3 2026

Maya, the Philippines’ leading digital financial services platform, sustained profitability and strong growth in the third quarter of 2026, with continued expansion in deposits and lending alongside improving asset quality. It continues to expand financial services for Filipino consumers and businesses, reinforcing the strength of Maya’s integrated fintech ecosystem.

As of September 2026, Maya’s deposit balances reached ₱95 billion, up 68% year-on-year, while outstanding loans increased 58% to ₱44 billion. The loan-to-deposit ratio stood at 46%, with a net interest margin of 17.6% for the first nine months of 2026. Asset quality strengthened, with the gross non-performing loan ratio improving to 4.9% from 6.1% at end-2025.

For consumers, Maya introduced new benefits and enhancements to make everyday financial services more rewarding and convenient. These included 1% cashback on eligible Maya wallet card purchases and expanded ID-less account verification using National ID eVerify and AI-powered automation, contributing to an 84% improvement in overall consumer onboarding turnaround time.

Maya also unveiled the Maya Bukad Card, a special-edition Visa wallet card made from 100% recycled plastic. This coincided with Maya’s broader sustainability milestone of completing its transition to 100% recycled plastics for all newly produced wallet cards.

For businesses, Maya expanded the availability of its new Maya Business app to new and existing customers, bringing together payment acceptance, banking, lending, and business management tools in one platform for MSMEs.

Together, these developments demonstrate Maya’s continued focus on growing its business while making digital financial services more accessible, useful, and rewarding for consumers and merchants.

Sustainability

PLDT maintained strong performance across various environmental, social, and governance (ESG) assessments, demonstrating continuing progress in embedding sustainability across its business operations.

PLDT achieved its highest-ever score of 80 out of 100 in the 2026 S&P Global Corporate Sustainability Assessment (CSA), improving from 77 in 2025. Key improvements were driven by strengthened integration of sustainability into supply chain management practices and alignment with internationally recognized environmental management standards.

Since 2023, PLDT sustained its “Leader” status in children's rights, earning a score of 9.9 out of 10 in the 2026 Global Child Forum Corporate Sector and Children's Rights Benchmark. The company ranked second overall among companies worldwide and second in the global technology and telecommunications sector. The assessment recognized PLDT’s policies and practices to integrate children’s rights into governance and across operations in the workplace, marketplace, community, and environment.

Replicating its performance last year, PLDT received the Four Golden Arrow Award at the recently held Institute of Corporate Directors’ Golden Arrow Awards Ceremony. The Golden Arrow Awards, based on the ASEAN Corporate Governance Scorecard, assess and rank publicly listed companies in six participating ASEAN countries including the Philippines.

PLDT and Smart continued to create value through initiatives focused on its material sustainability topics which its stakeholders have identified as areas they would like to be prioritized.

On operational resource efficiency, the Group recognizes that water is a scarce resource and that its conservation is a key component of the PLDT Group’s commitment towards operational resource efficiency. Thus, it is advancing responsible water management aimed at strengthening water stewardship with the adoption of best practices.

In the area of circularity and waste management, PLDT and Smart continued to expand its electronic waste (e-waste) program, “Be Kind. Recycle.” with new partnerships and increased engagements, awareness campaigns and deployment of more collection points, making responsible e-waste disposal accessible to more areas in the country. Efforts on plastic management were also undertaken to explore strategies and opportunities to reduce plastics at source, encourage reuse, recovery, and recycling.

PLDT and Smart continued to strengthen network-level measures to protect customers and children against online risks. In the first nine months of 2026, the Group blocked 407 billion attempts to access malicious domains, disabled 642k mobile numbers involved in phishing, smishing, and vishing, and prevented 1.5 million access attempts to online sexual abuse and exploitation of children (OSAEC)-related URLs and content. From June 2021 to September 2026, the Group also blocked 2.5 million OSAEC URLs. PLDT and Smart also ramped up engagements with the government, industry, and civil society to help foster a coordinated response against the rise of online violence and violent extremism affecting children.

During the period, the Group reinforced its Supplier Code of Conduct and further promoted the adoption of sustainable business practices across its supply chain. To date, PLDT and Smart have already hosted four supplier sustainability forums since 2024, covering 79% of their 2025 procurement spend. Additionally, the Group’s suppliers have joined the UN Global Compact's SPARK program, which provides learning courses for suppliers of member companies and small and medium enterprises on practical ESG practices.

Reinforcing their commitment to sustainable and inclusive business growth, PLDT and Smart actively participated in various sustainability forums of the United Nations Global Compact in the Philippines, Sri Lanka, and New York. Collaborating with peers in the country, regional, and global level, the Group shared key learnings in embracing sustainability as a business strategy, while affirming continuing support toward collective and multi-sectoral solutions to various economic, social, and environmental challenges.

PLDT and Smart continued to advance responsible stewardship of nature and biodiversity through business-linked Nature-based Solutions (NbS). These initiatives include seagrass and peatland conservation projects undertaken in collaboration with like-minded partners. In sustainability reporting, PLDT has been recognized as an early adopter of the Taskforce on Nature-related Financial Disclosures (TNFD) and remains the only telecommunications company in the Philippines to have adopted the framework. This leadership position has resulted in numerous opportunities for PLDT to share insights and lessons learned on nature-related disclosures at industry, regional, and global platforms, helping shape the broader conversation on corporate nature stewardship.

X X X

PLDT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2026 and December 31, 2025 (in million pesos)

	September 30, 2026	December 31, 2025
	(Unaudited)	(As Revised)
ASSETS
Noncurrent Assets
Property and equipment	331,226	327,989
Right-of-use assets	48,806	48,777
Investments in associates and joint ventures	54,617	52,425
Financial assets at fair value through profit or loss	1,030	1,030
Debt instruments at amortized cost – net of current portion	110	350
Investment properties	8,042	7,789
Goodwill and intangible assets	64,327	64,421
Deferred income tax assets – net	11,480	11,461
Derivative financial assets – net of current portion	—	617
Prepayments and other nonfinancial assets – net of current portion	45,306	46,598
Contract assets – net of current portion	419	333
Other financial assets – net of current portion	3,669	3,616
Total Noncurrent Assets	569,032	565,406
Current Assets
Cash and cash equivalents	14,038	11,866
Short-term investments	10	10
Trade and other receivables	33,063	31,367
Inventories and supplies	3,091	1,843
Current portion of contract assets	1,489	1,154
Current portion of derivative financial assets	111	203
Current portion of debt instruments at amortized cost	440	20
Current portion of prepayments and other nonfinancial assets	15,390	16,351
Current portion of other financial assets	405	339
	68,037	63,153
Assets classified as held-for-sale	6,491	6,420
Total Current Assets	74,528	69,573
TOTAL ASSETS	643,560	634,979

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505
Capital in excess of par value	130,204	130,204
Retained earnings	39,068	37,318
Other comprehensive loss	(34,366)	(35,368
Total Equity Attributable to Equity Holders of PLDT	130,004	127,252
Noncontrolling interests	1,352	1,194
TOTAL EQUITY	131,356	128,446

)

)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at September 30, 2026 and December 31, 2025 (in million pesos)

	September 30, 2026	December 31, 2025
	(Unaudited)	(As Revised1)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	268,094	278,868
Lease liabilities – net of current portion	53,178	55,276
Deferred income tax liabilities – net	42	75
Customers’ deposits	1,279	1,262
Pension and other employee benefits	3,357	3,810
Deferred credits and other noncurrent liabilities	11,508	7,670
Derivative financial liabilities – net of current portion	2	—
Total Noncurrent Liabilities	337,460	346,961
Current Liabilities
Accounts payable	55,039	56,379
Accrued expenses and other current liabilities	71,642	73,381
Current portion of interest-bearing financial liabilities	30,396	16,180
Current portion of lease liabilities	10,487	8,897
Dividends payable	2,157	2,087
Current portion of derivative financial liabilities	52	77
Income tax payable	3,359	946
	173,132	157,947
Liabilities associated with assets classified as held-for-sale	1,612	1,625
Total Current Liabilities	174,744	159,572
TOTAL LIABILITIES	512,204	506,533
TOTAL EQUITY AND LIABILITIES	643,560	634,979

PLDT INC. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2026 and 2025

(in million pesos, except earnings per common share amounts which are in pesos)

For the Nine Months Ended			Three Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
(Unaudited)			(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	161,249	158,812	52,517	52,577
Non-service revenues	4,958	4,380	1,684	1,114
	166,207	163,192	54,201	53,691
EXPENSES
General operating costs	56,424	56,869	19,798	19,041
Depreciation and amortization	43,489	41,820	14,936	15,633
Cost of devices, accessories and contract-specific services	10,188	8,922	3,350	2,908
Asset impairment	3,051	3,005	1,142	984
Interconnection costs	14,349	13,003	3,391	3,816
	127,501	123,619	42,617	42,382
	38,706	39,573	11,584	11,309

OTHER EXPENSES — NET	10,593	8,747	4,751	3,274

INCOME BEFORE INCOME TAX	28,113	30,826	6,833	8,035

PROVISION FOR INCOME TAX	6,308	7,110	1,562	1,832

NET INCOME	21,805	23,716	5,271	6,203
ATTRIBUTABLE TO:
Equity holders of PLDT	21,671	23,652	5,225	6,180
Noncontrolling interests	134	64	46	23
	21,805	23,716	5,271	6,203
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	100.10	109.26	24.11	28.53
Diluted	100.10	109.26	24.11	28.53

(Php in mn)	PLDT Consolidated
	Nine Months
	2026	2025	% Change
Total revenues	166,207	163,192	2%
Service revenues (a)	161,249	158,812	2%
Expenses (b)	127,501	123,619	3%
Expenses excluding MRP and Interconnection costs	112,131	109,490	2%
MRP and Interconnection costs	15,370	14,129	9%
EBITDA (c)	83,216	82,520	1%
EBITDA Margin	52%	52%
Income before Income Tax	28,113	30,826	(9%)
Provision for Income Tax	6,308	7,110	(11%)
Net Income - Attributable to Equity Holders of PLDT	21,671	23,652	(8%)
Telco Core Income (d)	23,477	25,020	(6%)
Core Income (e)	24,432	25,579	(4%)

(a) Service Revenues, gross of interconnection costs Service Revenues, gross of interconnection costs	161,249	158,812	2%
Interconnection costs	14,349	13,003	10%
Service Revenues, net of interconnection costs	146,900	145,809	1%

(b) Expenses include Interconnection Costs and MRP expenses

(c) EBITDA excluding the impact of MRP

(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, share in Maya Innovations Holdings gains (losses), and gains from asset sales

(e) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, and MRP.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles Sarah Azucena-Reodica pldt_ir_center@pldt.com.ph corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting https://main.pldt.com

November 12, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Marigel B. Garcia

Head – Issuer Regulation Division

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of PLDT Inc.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,320 As of October 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 12, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 12, 2026, the Board declared a cash dividend of ₱12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending December 15, 2026 and payable on December 15, 2026 to the holder of record as of November 24, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

November 12, 2026

November 12, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Marigel B. Garcia

Head – Issuer Regulation Division

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits SEC Form 17-C regarding the election of a director, promotion of an executive to an officer position, appointment of the Assistant Corporate Secretary, and extension of employment of an officer.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,320 As of October 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 12, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 12, 2026:

a.
As recommended by the Governance, Nomination and Sustainability Committee which conducted the screening process and determined that director-nominee Ms. Diana Pardo-Aguilar possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Ms. Pardo-Aguilar as a Director of the Company to hold office effective immediately and for the unexpired term of her predecessor in office, Mr. Robert Joseph M. de Claro, who resigned as Director of the Company effective October 2, 2026.

Ms. Pardo-Aguilar has served as a Commissioner of the Social Security System (the “SSS”) since 2010. She currently chairs the Risk Management and Actuary Oversight Committee and serves as a member of its Investment Oversight Committee and Information Technology Committee of the SSS. She also serves as a Director of Ionics, Inc. and Philippine Seven Corporation, and as the SSS Director-Nominee to Philex Mining Corporation. In addition, Ms. Pardo-Aguilar serves as Vice Chair and Director of Security Bank Corporation.

She also serves as an Independent Director of Medical Doctors, Inc. (Makati Medical Center), Chairperson of Security Bank Capital Investments Corp., a member of the Frères des Écoles Chrétiennes or The La Salle Institute in Rome, Italy, a member of the Board of Trustees of De La Salle – College of Saint Benilde, member of the Investments Committee of De La Salle Philippines, a Director of Science Park of the Philippines, a Governor and Vice President and Chairperson of Diversity and Inclusion (DEI) of the Employers Confederation of the Philippines (ECOP), a Director of Axios Ventures, Inc., and Treasurer of Asian Holdings Corporation.

Ms. Pardo-Aguilar holds a Master of Business Administration degree, with a major in International Business and Finance, with honors, from Pepperdine University in Malibu, California, USA, and a Bachelor of Science degree in Computer Studies from De La Salle University in Manila, Philippines.

b.
The Board approved the promotion of Ms. Ma. Michelle D. Bustamante from Assistant Vice President and Head of Privacy Program, Risk, Education, Capability and Governance to Vice President and Data Privacy Officer, effective November 12, 2026.

Ms. Bustamante has been with the PLDT Group since 2010. She previously served as a consultant of the Company for Strategy and Partnering under the Digital Platforms and Strategy Group from 2017 to 2019. Prior to that, Ms. Bustamante held various positions in Smart Communications, Inc. (“SMART”), including Consultant for Customer Value Management and Manager for SMART Ads/Mobile Advertising. She also previously served as Senior Product Manager/Mobile Advertising Manager of Wolfpac Mobile, Inc.

In her leadership role within the Privacy Office, Ms. Bustamante has spearheaded initiatives to strengthen enterprise privacy governance, modernize risk management and compliance processes, advance privacy-enabling technologies, and embed a culture of privacy across PLDT and SMART.

Ms. Bustamante holds a Bachelor of Science degree in Legal Management from the Ateneo de Manila University. She is also certified by the International Association of Privacy Professionals as a Certified Information Privacy Professional/Europe (CIPP/E), Certified Information Privacy Manager (CIPM), and Certified Information Privacy Technologist (CIPT).

c.
The Board approved the appointment of Atty. Maria Jennifer Z. Barreto as the Assistant Corporate Secretary of the Company, effective November 12, 2026.

Atty. Barreto has been with the PLDT Group since November 2020 and currently serves as First Vice President and Head of Legal and Regulatory of Smart Communications, Inc., a position she will continue to hold concurrently. Prior to joining the PLDT Group, Atty. Barreto was a partner at the law firm of SyCip Salazar Hernandez & Gatmaitan. Atty. Barreto is also a lecturer at the University of the Philippines – College of Law.

Atty. Barreto holds a Bachelor of Laws degree from the University of the Philippines and graduated magna cum laude from the Ateneo de Manila University with a Bachelor of Science degree in Legal Management.

d.
The Board approved the extension of employment of Atty. Marilyn A. Victorio-Aquino as Senior Legal Advisor to the Chairman, concurrent with her roles as Executive Committee Member, Senior Vice President and Privacy Head, and Corporate Secretary, until December 31, 2027. She is also an incumbent Director of the Company.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

November 12, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : November 12, 2026